Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest
	CADBURY SCHWEPPES PLC		FRANKLIN RESOURCES, INC.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			CHASE NOMINEES LTD* THE BANK OF NEW YORK NOMINEES LTD STATE STREET NOMINEES LTD CLYDESDALE BANK NOMINEES LTD NORTRUST NOMINEES LTD DEUTSCHE BANK AG VARIOUS MINOR ACCOUNTS	35,004,185 21,006,341 2,925,043 2,031,459 727,796 502,916 143,320

			*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH			10.	Date of transaction N/A	11.	Date company informed 25 FEBRUARY 2003

12.	Total holding following this notification 62,341,060	13.	Total percentage holding of issued class following this notification 3.03%

14.	Any additional information	15.	Name of contract and telephone number for queries
JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification
J MILLS GROUP DEPUTY SECRETARY

Date of notification 27 FEBRUARY 2003